UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 4)
Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

National Holdings Corporation

(Name of Subject Company)

National Holdings Corporation

(Name of Person Filing Statement)

Common Stock, $0.02 par value per share

(Title of Class of Securities)

636375206

(CUSIP Number of Class of Securities)

Michael A. Mullen

Chief Executive Officer

National Holdings Corporation

200 Vesey Street, 25th Floor

New York, New York 10281

(212) 417-8000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Andrew N. Goldman, Esq.

Jeff Stein, Esq.

Wilmer Cutler Pickering Hale and Dorr LLP

7 World Trade Center, 250 Greenwich Street

New York, New York 10007

(212) 230-8800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed by National Holdings Corporation, a Delaware corporation (“National” or the “Company”), with the United States Securities and Exchange Commission on January 27, 2021, relating to the tender offer by B. Riley Principal Merger Corp. III, a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of B. Riley Financial, Inc., a Delaware corporation (“Parent” or “BRF”), to purchase any and all shares of common stock, par value per share $0.02, that are issued and outstanding and that are not owned by Parent or its subsidiaries (the “Shares”), for $3.25 per Share to the holder of such Share in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions as set forth in the Offer to Purchase, dated January 27, 2021 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Purchaser with the SEC on January 27, 2021.

Except to the extent specifically provided in this Amendment No. 4, the information set forth in the Schedule 14D-9, as amended, remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment No. 4 shall have the meanings ascribed to them in the Schedule 14D-9.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following as a new section at the end of such Item 8, immediately prior to the heading “Forward-Looking Statements”:

“Expiration of the Offer; Completion of the Merger.

The Offer and all withdrawal rights thereunder expired at 12:00 midnight, New York City time, on February 25, 2021 (one minute after 11:59 P.M., New York City time, on February 24, 2021). The Offer was not extended. Computershare Trust Company, N.A., the depositary and paying agent for the Offer (the “Depositary and Paying Agent”), has advised Parent and Purchaser that, as of the expiration of the Offer, an aggregate of 4,934,502 Shares (excluding Shares (i) with respect to which Notices of Guaranteed Delivery were delivered and (ii) tendered by the Excluded Holders) were validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 70.01% of the outstanding Shares as of the Expiration Date, excluding the Shares owned by the Excluded Holders .. In addition, the Depositary and Paying Agent advised that Notices of Guaranteed Delivery have been delivered with respect to 60,060 additional Shares, representing approximately 0.85% of the outstanding Shares as of the Expiration Date, excluding the Shares owned by the Excluded Holders.

The number of Shares validly tendered and not validly withdrawn pursuant to the Offer satisfies the Minimum Tender Condition (as defined in the Merger Agreement). As the Minimum Tender Condition and each of the other Offer Conditions have been satisfied, Purchaser has accepted for payment all Shares that were validly tendered and not validly withdrawn pursuant to the Offer.

Following the consummation of the Offer, Parent and Purchaser intend to complete the acquisition of National through the Merger without a meeting of the stockholders of National in accordance with Section 251(h) of the DGCL. At the Effective Time, each Share that is not owned by Parent and its subsidiaries, National and its subsidiaries, or any stockholders of National who properly demanded appraisal pursuant to Section 262 of the DGCL in connection with the Merger will be converted into the right to receive the Offer Price, without interest, less any applicable withholding taxes. Each Share owned by Parent, National or their respective subsidiaries immediately prior to the Effective Time will be cancelled and cease to exist, and no consideration will be delivered in exchange therefor.

In addition, at the Effective Time, without action by the holders thereof, (i) each outstanding National RSU, whether vested or unvested, and each outstanding National PSU, whether vested or unvested, will be converted into the right to receive an amount of cash equal to the full number of shares of Common Stock underlying such National RSUs or National PSUs multiplied by the Offer Price, and (ii) each outstanding National option, whether vested or unvested, will be converted into the right to receive an amount of cash equal to the number of shares of Common Stock underlying such National Options multiplied by the excess, if any, of the Offer Price over the National Option’s exercise price.

Following the Merger, the Shares will be delisted and will cease to trade on The Nasdaq Capital Market.

A copy of the press release announcing the expiration and results of the Offer, and completion of the Merger, is filed as an exhibit hereto and is incorporated herein by reference.”

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Description

(a) 14	Press Release dated February 25, 2021, announcing the expiration and results of the Offer (incorporated herein by reference to Exhibit (a)(5)(i) to Amendment No. 4 to the Schedule TO filed on February 25, 2021 by Parent and Purchaser).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 25, 2021

National Holdings Corporation

By:	/s/ Michael A. Mullen
Michael A. Mullen
Chief Executive Officer (Principal Executive Officer)

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